VDX 351 W37 Owner LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

February 20, 2026

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	VDX 351 W37 OWNER LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	November 28, 2025
Kind of Entity (Use One)	Corporation, Limited liability company Limited Partnership
Street Address	388 Broadway, OFC 5W, NY, New York 10013
Website Address	http://www.VDX351W37INVESTORS.com

	November 18 - December, 2025
Total Assets	$0
Cash & Equivalents	$0
Account Receivable	$0
Short-Term Debt	$(2,568)
Long-Term Debt	$0

Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$(2,568)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ________X________

NO ________________

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

If the Company intends to use an SPV, complete the following:

Name of Crowdfunding Vehicle	VDX 351 W37 INVESTORS LLC
State of Organization (not necessarily where the SPV operates, but the State in which the SPV was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	November 10, 2025
Kind of Entity	Limited liability company
Street Address	388 Broadway, OFC 5W, NY, New York 10013

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Shahn Christian Andersen	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Owned and managed real estate, construction activities, real estate investment, managed technology for real estate, managed technology for infrastructure.	
Principal Occupation During Last Three Years	Real estate and technology for real estate / infrastructure.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Shahn Christian Andersen

§227.201(d) – The Company's Business and Business Plan

Highlights

- **Location. Location. Location.** Adjacent to the Hudson Yards Neighborhood of Manhattan.
- **Affordable.** Condos planned to sell at a lower than market price to help with the affordability crisis in NYC.
- **Views.** At 24 stories tall, the building affords permanent views for residents to the west, south and north.
- **Lower than Market.** Land acquisition at an attractive price and a lower basis than the market.
- **Cutting edge tech.** For construction optimization and acceleration, using BIM modeling / Digital Twins, AI, and Robotics
- **Robot-built.** Perhaps the most robot-built project in the world, with extensive robotic automation planned for the construction.
- **Condo approval pending.** Plans have been filed with NY State Attorney General

About the Project

The Westvue NY is a planned 24-story residential tower in Hudson Yards East, Manhattan, featuring 115 residential and one retail condominium unit (the "Project"). It's an unusual project on two counts. First, target sale prices are 15 - 25% lower than similar market rate projects in the immediate area. Second, we plan to have ten or more institutional venture-capital backed robotics companies working on the project, and we believe it will be the most robot-built high rise building in the world to date.

Construction plans have been pre-filed with the New York City ("NYC") Department of Buildings, and completion is currently estimated for mid-to-late 2027, subject to permitting, financing, and unexpected construction issues. All robot use will comply with existing building codes and all current construction regulations.

The project site is located between 8th Avenue and 9th Avenue at 349-353 West 37th Street (the "Property") and consists of two combined lots (349 & 353 West 37th Street), each 50 by 98.75 feet, for a total of approximately 9,875 square feet. Plans call for the demolition of the existing six-story commercial loft building (26,260 square feet) and the construction of a new 135,000 gross square-foot residential building with terraces and storage units.[1]

The development site was previously used as a wholesale beverage distribution facility and includes a six-story commercial loft building containing 26,260 square feet. Permits and approvals required for demolition and construction are underway but remain subject to regulatory timing and potential delays.

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[1] https://maps.app.goo.gl/GZbCuzKD1G3311fPA

The existing six-story commercial loft building is expected to be demolished once the required permits are obtained. Regulatory approvals, including those from the NYC Department of Buildings, are necessary before construction can begin and are outside the sponsor's control.

This project proposes to add 115 residential units to Manhattan's Hudson Yards area. The targeted average unit pricing of approximately $1,750 per square foot is 15 - 30% below the average market price for similar condominiums in the neighborhood, based on current market analysis. Average condo sales in the neighborhood are currently in the $2,100–$2,500 per square foot range.[2] Actual pricing is expected to depend on market conditions at the time of sale, unit attributes, and buyer demand, and there is no assurance that pricing will match projections. Note that while new housing stock may contribute to local supply, individual developments have a limited impact on broader affordability dynamics.

Hudson Yards historically has experienced vacancy rates below 2%, indicating tight housing conditions. Adding new inventory may help meet local demand, though market pricing and conditions ultimately determine the impact on supply equilibrium.

The construction timeline is estimated at 24 to 36 months from the commencement of construction, subject to permitting, financing availability, and construction conditions. The project's estimated timeline to construction start is as follows:

> April 2026 - Condominium approval
> May 2026 - Condo Pre-Sales begin
> May 2026 - Building permit approved
> July 2026 - Completion of pre-construction
> August 20206 - Demolition begins
> September 2026 - Construction starts

The neighborhood has transitioned from industrial use to a mixed-use district over the past two decades.[3] However, historical redevelopment trends do not guarantee future neighborhood performance, stability, or increases in property value.

Environmental conditions tied to the "e" designation are standard for specific Manhattan locations and have been incorporated into design specifications.[4] These environmental restrictions impact building design (e.g., sealed windows, no gas service) and may influence operating costs and unit features.

Shahn Christian Andersen, the developer, has formed VDX 351 W37 OWNER LLC (the" Company") to acquire and construct the Project. He has partnered with Albert Nigri, Summit Assets, to co-build the

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[2]https://www.compass.com/listing-presentation/view/cma/cma-296b5273-3809-4e29-b0dd-e29cf70f3f5b/v/version-1768355157?agent_id=589101e75a37473b0dda2668

[3] https://www.nytimes.com/interactive/2019/03/14/arts/design/hudson-yards-nyc.html

[4]https://www.nyc.gov/site/oer/remediation/e-designation.page#:~:text=What%20is%20an%20E%2DDesignation,What%20is%20a%20Restrictive%20Declaratio,n

project and to act as loan guarantor. Regulatory approvals, including those required to begin selling condominium units, are outside the sponsor's control and may take longer than anticipated.

Also see Exhibit G for a visual business plan.

Cost Management

The project's cost management strategy and development philosophy centers on planning efficiency rather than government subsidies or affordable housing programs thereby creating housing people can afford through construction efficiency and supply addition, rather than government-subsidized affordable housing programs. Whether digital planning translates into cost savings or greater accessibility depends on execution and market conditions during construction and sales.

The development approach incorporates digital planning tools such as Building Information Modeling (BIM) to support design coordination. While these technologies support planning, they do not guarantee cost reductions, faster schedules, or avoidance of construction issues.

The project team plans to use BIM throughout the design and documentation phases to help coordinate building systems before physical construction begins. Additional tools under consideration include AI-supported planning and certain robotics applications, though these are limited in current high-rise practice and do not ensure measurable efficiencies.

About the Change

SMALL CHANGE INDEX™



PEOPLE

Minority-owned	
Woman-owned	
Diverse workforce	✓
Diverse construction team	✓
Community benefits agreement	
Community equity participation	✓
Community ownership model	



PROJECT

Affordable housing	✓
Infill	✓
Activates the street	✓
Reduced parking	✓
Minimal site impact	
Energy Star	✓
Alternative energy sources	✓



PLACE

In an urban metro area	✓
Close to a business district	✓
Serves an under-served population	
Walkable + bikeable	✓
Access to public transit	✓
Close to park or public space	✓
Fresh food easily accessible	✓

About the Market

Hudson Yards has historically experienced low residential vacancy and higher median incomes than the national average. Recent condominium sales in the area ranged between approximately $2,100 and $2,500 per square foot, though past data do not predict future pricing outcomes.

Market data from 2023–2024 (based on publicly available sources, including StreetEasy, Miller Samuel Inc., and NYC property records) shows:

- Residential vacancy rate near 1.98% in 2023
- Median household income ~ $127,814
- Average condo sales in the $2,100–$2,500 per square foot range.

Westvue's targeted pricing of ~$1,750 per square foot is a forward-looking estimate and may change materially based on conditions in the 2026–2027 sales period.[5]

Market risk factors include:

- Real estate markets are cyclical and can experience material downturns.
- Interest rate increases can reduce purchasing power.
- Competing inventory may impact pricing and absorption rates.
- Historical data does not reflect future demand or pricing.

About the Finances

Total acquisition and development costs of approximately $132.62 million are planned to be financed by a senior lender, providing a $82.35 million loan, $23.27 million in mezzanine financing by PACE, $10 million in sponsor equity with an additional $17 million in investor equity, some of which will be raised through this Offering. Construction is expected to be completed within 24 - 36 months of construction start. The Company expects to sell the Condominiums within 18 months after construction is completed.

Investor distributions will be made, per the LLC agreement, after all debts have been paid. The financing assumptions to purchase and develop the project are as follows:

Sources & Uses of Funds	
Sources	
Senior Lender	$82,350,000
PACE / Mezzanine Financing	$23,270,050
Sponsor Equity	$10,000,000
Imputed Equity Contribution	$17,000,000
Total Sources	**$132,620,050**

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[5] https://millersamuel.com/wp-content/uploads/2024/07/Manhattan-Q2_2024.pdf

Uses	
Land Purchase	$24,000,000
Imputed Equity at Loan Closing	$17,000,000
Hard Cost Budget	$65,500,000
Soft Cost Budget	$3,654,000
Additional Air Rights	$7,000,000
Origination Fee	$230,000
Mortgage Broker Fee	$350,000
Senior Interest Reserve	$11,776,050
PACE Interest Reserve	$2,750,000
Mortgage Recording Tax	$360,000
Total Uses	**$132,620,050**

Sales are expected to gross approximately $221 million. Once closing costs of an expected $14.365 are deducted, it is anticipated that the project will net around $74 million. These figures assume:

- Successful sale of all 115 residential and 1 retail unit
- Average pricing near $1,750 per square foot
- Cost control within current budgets
- Sales are favorable to projections

Financial figures provided are forward-looking estimates based on current assumptions. They have not been audited or independently verified and may differ materially from actual outcomes. For further detail, please review the section below *How will this work for you?*, Exhibit B, the risks disclosure document and Exhibit A for the detailed soft cost budget

How will this work for you?

The Company is offering securities for sale through this Offering on the following terms:

- **Security Type:** Class C Shares (Limited Liability Company membership interests)
- **Minimum Investment:** $1,000 (additional investments in $500 increments)
- **Minimum Offering Goal** $1,500,000
- **Maximum Offering Goal:** $3,500,000

- **Use of Proceeds:** Land acquisition, construction costs, project soft costs (professional fees), and platform fees

Investment Structure: Class C Share investors are offered a fixed return of 17% per annum, compounding annually, with priority over other equity classes. The expected project timeline is 30 to 36 months, subject to construction and market conditions.

Investor Limitations: Regulation Crowdfunding limits the amount you can invest based on either your income or net worth. You'll be asked to verify your income when you invest. Accredited investors can invest as much as they like.

Liquidity: This investment is illiquid with no public market. You should expect to hold your investment for multiple years with no guarantee of liquidity or return.

Returns: We have created a mathematical calculation based on our current assumptions about the Project's completion and operations. The sales of condominiums are estimated to gross approximately $220 million, with project expenses totaling approximately $132 million before broker's commissions, closing costs and other closing expenses.

Class C investors in this Offering are expected to receive a fixed return of 17% interest, compounding for each year that their investment remains unreturned. The project is expected to take 30 to 36 months to complete construction and full sale of all condominiums.

The table below provides a summary of anticipated sources, uses and free cash available for both the return offered and the return of equity.

How will this work for you?	Year 1	Year 2	Year 3
Project Capitalization			
Sponsor Capital	10,000,000		
Class C (Small Change) investors	3,500,000		
Additional investor capital	13,500,000		
Senior Lender	20,000,000	62,350,000	
Mezzanine Debt (PACE)		23,270,050	
Total Inflows	**47,000,000**	**86,520,050**	
Gross Sales			**220,000,000**

Project Paydowns			
Payoff of senior debt			82,350,000
Payoff of mezzanine debt			23,270,050
Marketing Costs			4,400,000
Closing Costs			15,400,000
Total Project Paydowns			**125,420,050**
Total Outflows			**94,579,950**
To Class C (Small Change) investors			
Return of equity			3,500,000
17% fixed return with compounded interest			2,105,000

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, and Exhibit F, the Crowdfunding Vehicle LLC Agreement for additional detail on how distributions are planned to be made.

About the Developer

Shahn Christian Andersen**,** the manager of the VDX 351 W37 OWNER LLC (the "Company"**),** brings three decades of specialized expertise in construction, architectural design, and BIM modeling to the forefront of the industry. An alumnus of the School of Visual Arts in Manhattan, Shahn began his career in human-user interface and industrial design. He eventually transitioned to architecture through an internship at Brent Porter & Associates, the private practice of Pratt Institute professor Brent Porter. This unique background allows Shahn the rare ability to translate complex digital models into real-world, buildable outcomes.

A seasoned entrepreneur, Shahn has successfully founded two venture-backed technology companies and has overseen the design, management, and construction of more than $500 million in real estate projects throughout his career.

Some examples of recent projects are: 285 Schermerhorn Street-development project in downtown Brooklyn, 475 Washington Avenue - a 70,000 square foot 60 unit landmarked multifamily building in the

Clinton Hill neighborhood of Brooklyn and 388 Broadway - a 35,000 square foot 8 unit IMD loft law building with ground floor commercial.

His work is driven by the belief that the solution to the national housing crisis is found in technology-driven, private-sector delivery. Shahn is dedicated to moving beyond traditional "affordable housing" models to pioneer the development of "housing people can afford," bridging the gap between innovative technology and practical project execution.

Albert Nigri and his Company, Summit Assets, joins Shahn on the Westvue team as co-builder. Albert has over 30 years of experience designing and developing commercial, retail, and residential projects across the NYC region and nationally. His portfolio includes ground-up construction, adaptive reuse projects, and mixed-use developments ranging from retail centers to high-rise residential buildings.

Notable projects include multiple developments in Newark, New Jersey, and an extensive commercial portfolio spanning several states. Nigri's experience encompasses project types from shopping centers and office buildings to luxury residential estates, with a focus on repositioning underutilized properties and managing complex construction projects.

Jared Antin serves as Managing Director at Brown Harris Stevens and is the senior sales manager for the Westvue project. He and his team provide access to local and international marketing networks and referral partnerships.

Summit Equities has been engaged for construction management, and Citizens Private is providing preferred buyer financing resources to qualified buyers.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a 135,500 gross s.f., ground up residential building, located in New York City, at 349 & 353 West 37th Street, Hudson Yards.

We are trying to raise a maximum of $3,500,000, but we will move forward with the Project and use investor funds if we are able to raise at least $1,500,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on August 30, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 PM EST on August 28, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

We have created a mathematical calculation based on our current assumptions about the Project's completion and operations. We estimate that sales of condominiums will gross $210 - $220 million, with project expenses totaling approximately $140 - $150 million before broker's commissions, closing costs and other closing expenses.

Class C investors in this Offering will receive a fixed return of 17% interest, compounding for each year that their investment remains unreturned. The project is expected to take 30 to 36 months to complete construction and full sale of all condominiums.

The table below provides a summary of anticipated sources, uses and free cash available for both the return offered and the return of equity.

	Year 1	Year 2	Year 3
Sources			
Investor Capital	3,500,000		
Bank Loan	20,000,000	80,000,000	
Sales Proceeds			215,000,000
Total Projected Inflows			215,000,000
Uses			
Payoff of Debt			80,000,000
Pre-Construction Costs	1,500,000		
Construction Costs		78,500,000	
Marketing Costs			1,500,000
Closing Costs			7,000,000
Total Projected Outflows			**88,500,000**
To Class C Investors			
Return of Equity			3,500,000
17% fixed return with compounded interest			2,105,000
Total to Class C Investors			**5,605,000**

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, and Exhibit F, the Crowdfunding Vehicle LLC Agreement for additional detail on how distributions are planned to be made.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $1,500,000. If we have not raised at least the target amount by 11:59 PM EST on August 30, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $3,500,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$3,500,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___X___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $1,500,000:

Use of Money	How Much (approximately)
Project Soft Costs (professional fees)	$250,000
Cost of Land	$400,000
Cost of Construction	$750 000
Small Change success fee	$100,000
TOTAL	**$1,500,000**

If we raise the maximum goal of $3,500,000:

Use of Money	How Much (approximately)
Project Soft Costs (professional fees)	$500,000
Cost of Land	$1,250,000
Cost of Construction	$1,520,000
Small Change success fee	$230,000
TOTAL	**$3,500,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on August 28, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class C Shares." The price is $1 for each Class C Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class C Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated December 12, 2025 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D, and the LLC Agreement of the Crowdfunding Vehicle through which you will make your investment as Exhibit F.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the LLC Agreement, distributions fall in two categories: distributions from the operating cash flow; and distributions from net capital proceeds.

Distributions of Operating Cash Flow. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:

1) First, to each holder of the Class C Shares until each holder of the Class C Shares has received his, her, or its Preferred Return, and his, her, or its Unreturned Investment through the date of distribution.
2) Then, to the holders of the Class B Shares; until each holder of the Class B Shares has received his, her, or its return of their Unreturned Investment through the date of distribution.
3) Then, one hundred percent (100%) to the Class A Members.

Distributions of Net Capital Proceeds. Within thirty (30) days after a Capital Transaction or at such other times as the Manager shall determine, the Company shall distribute its Net Capital Proceeds, irrespective of ownership percentage or any internal revenue section or treasury regulation with the respect to such Member's capital account to the contrary as follows:

1) First, to each holder of the Class C Shares until each holder of the each Class C Shares has received his, her, or its Preferred Return, and his, her, or its Unreturned Investment accrued through the date of distribution.
2) Then, to the holders of the Class B Shares; until each holder of the Class B Shares has received his, her, or its return of their Unreturned Investment through the date of distribution.
3) Then, one hundred percent (100%) to the Class A Members.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Class B shares will be owned by the Company until the ownership of the Property is transferred to the Company, at which time, the Manager anticipates that the Class B shares will be transferred to M & T Pretzel, Inc., and, if necessary, the LLC Agreement will be amended to reflect such transfer.

Obligation to Contribute Capital

Once you pay for your Class C Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive investor.

Right to Transfer

The LLC Agreement generally allows you to transfer Class C Shares. However, there are several practical obstacles to selling your Class C Shares:

●   The Manager has a Right of First Refusal to match any offer to purchase your shares and may designate another person to execute such purchase. Any modification of the offer to purchase will again trigger such right of first refusal.

●   There will be no ready market for Class C Shares, as there would be for a publicly-traded stock.

●   By law, for a period of one year, you won't be allowed to transfer the Class C Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

●   You will need to pay to the Company all costs of the proposed transfer (whether or not it is consummated).

●   The Manager can require you to provide an opinion of counsel that such transfer complies with applicable securities laws.

Modification of Terms of Class C Shares

The terms of the Class C Shares may be modified or amended, to the extent such modification has an adverse effect on the Class C Members, only with the consent of the Manager and investors owning a majority of the Class C Shares.

Other Classes of Securities

As of now, the Company has only three classes of securities: Class A, Class B and Class C Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class C Shares, the Company owns all of the Class B Shares, but anticipates transferring the Class B Shares to M&T Pretzel, Inc. at such time as the Property is conveyed to the Company, and all the Class A Shares will be owned by the Manager.

Whereas the owners of the Class B and Class C Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class A Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class C Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class C Shares.

The Person Who Controls the Company

Shahn Christian Andersen is Manager of both the Company and the Crowdfunding Vehicle, and as such has complete control over the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Class C Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class C Shares in the future. If we had to place a value on the Class C Shares, it would be based on the amount of money the owners of the Class C Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $10,000 with a $5,000 credit to be applied to any success fee; plus

A success fee based on the gross proceeds of the offering as follows:

- Success fee of 7% for gross proceeds up to $2M, PLUS
- Success fee of 6.5% for gross proceeds above $2M up to $3M, PLUS
- Success fee of 6% for gross process above $3M up to $3.5, PLUS
- Success fee of 3.5% for gross proceeds between $3.5M and $5M

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Hanover Capital	$20 M	11%	18 months from closing	

Explanation for Investors.

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Include only offerings conducted by this entity, not by other entities you might own
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promoter you've used; or
  o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer Fee	Mid-2026	VDX 351 OWNER LLC	Manager	$550,000

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on November 18th, 2025. The Company has been primarily working to develop a real estate project in Manhattan, NYC. This project is intended to be a 24-story residential condominium which shall be for sale. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to develop and build the project, as described in our business plan, as soon as the Offering closes. We will also use additional equity and debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

The Financial Condition of the SPV

The SPV was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit E.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read

more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://www.vdx351w37investors.com/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors.

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has nothing additional to add.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: SOFT COST BUDGET

Soft Cost Budget

ITEM	PROFESSIONALS	Budget
1	Architecture, engineering	850,000.00
2	Architecture, engineering	450,000.00
3	Expediting, permits, misc.	100,000.00
4	GL & Builders Risk Insurance	350,000.00
5	Energy consultants, Misc.	150,000.00
6	Development overhead	550,000.00
Total Completed In Place		**2,450,000**

ITEM	CONDO & OTHER	Budget
1	Legal Fees Sponsor	90,000.00
2	Lender Legal Fees	45,000.00
3	Expediting Filing Fees	50,000.00
4	Permits / Violations / Misc.	15,000.00
5	Condo Plan	100,000.00
6	Utilities	20,000.00
7	Accounting	15,000.00
8	Insurance	350,000.00
9	Surveys / Stakeouts	30,000.00
10	Testing Labs & Inspections	50,000.00
11	Real Estate Taxes	250,000.00
13	Title Fees	80,000.00
14	Misc. Soft Costs	80,000.00
	SUB-TOTAL	1,095,000
	10% CONTINGENCY	109,500
	Total Construction	1,204,500

GRAND TOTAL   **$3,654,500**

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS C SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS C SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Class C Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to return your investment, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007–2008. Time has shown that the real estate market can go down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental and building laws; floods, fires, storms and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international or domestic and economic crises. Real estate markets are cyclical, and periods of rising values can be followed by downturns without notice, which may adversely affect the value and performance of a real estate investment.

Risks of Inflation and Rising Interest Rates: Inflation and rising interest rates can adversely affect real estate values and returns. Periods of elevated inflation, such as those experienced in 2022, have historically been accompanied or followed by increases in interest rates. Rising interest rates generally make mortgage financing more expensive and can reduce the pool of potential buyers able or willing to purchase condominium units, and can increase the Company's borrowing costs.

Inflation can also increase construction and operating costs (for example, labor, materials, utilities, insurance, and property taxes) faster than we are able to increase prices or recover costs, which could have a negative impact on the Project and on returns to Investors..

Project-Specific Risks: The Project will be for-sale residential condominiums once the building is approved for condominium sale by the Attorney General of New York. It is anticipated to be a 24-story high-rise that may have ground floor commercial space and amenity. In addition to the general risks described in this Exhibit, the Project is subject to risks specific to the development, marketing, and sale of condominium units and the leasing of commercial space in New York City, including, without limitation:

- Risk that the current commercial tenant may have to be evicted

- Risk that adjacent property owners withhold access for rooftop protection as required in New York City when a high-rise building is constructed.

- Risk that the residential condominium units will not sell at the prices, pace, or on the timetable anticipated in our financial projections.

- Risk that the commercial space will not be leased at the rents, lease terms, or on the timetable anticipated.

- Risk that construction costs and schedules will differ from our current budgets and assumptions, including the increased cost of logistics and tolls into New York City.

- Risk that we will not obtain, or will be delayed in obtaining, approvals required from New York City agencies and the New York State Attorney General for the condominium offering plan and related filings, or that such approvals might impose conditions that adversely affect the Project.

- Risk of changes in buyer preferences, financing availability for purchasers, or general sentiment toward urban/high-rise living in New York City.

Any of these factors could result in lower-than-expected revenues, higher-than-expected costs, delays in achieving sell-out or stabilization, or a reduction in the overall value of the Project.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the aftermath of the COVID-19 pandemic

- Changes in interest rates or in the availability or terms of credit

- Competition from new and existing condominium and mixed-use properties in New York City

- Changes in national or local economic conditions (including regional, New York State, or New York City economic conditions)

- Environmental contamination or liabilities

- Changes in the local neighborhood (including crime rates, amenities, or public perceptions of safety and desirability)

- Fires, floods, and storms other casualties

- Uninsured or under-insurred losses

- Undisclosed defects

- Regulatory changes (including changes in zoning, building codes, tax policies, and other real-estate related regulations)

- Other events outside the Company's control

- Tariff changes that could affect the cost of materials

Non-Paying Tenants: The Project may include commercial space on the ground floor that could be leased to commercial tenants, and the Company might also rent out certain residential units on an interim basis before they are sold. Some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and seek to recover our damages, eviction or enforcement proceedings can be long and expensive and, if the tenant is unable to pay, it is unlikely we could recover all amounts due. Vacancies or non-paying tenants could adversely affect cash flow and the value of the Project.

Lower-Than-Expected Occupancy Levels and/or Sales: There is no guarantee that the Project will achieve or sustain the sales prices, sales velocity, occupancy levels, or rent levels anticipated by our financial models. A deterioration in general economic conditions in New York City or more broadly could reduce demand for condominium units, put downward pressure on achievable sales prices, and/or lengthen the sales period.

Demand for urban commercial space has also been affected by changes in work patterns, retail trends, and the impact of e-commerce and remote work, among other factors. These trends could reduce demand for, or achievable rents for, the Project's potential commercial space. Competition, especially from newer or better-located buildings with greater amenities, could have the same effect. If sales or leasing activity is slower than anticipated, or if achieved prices and rents are lower than assumed, the performance and value of the Project could be adversely affected.

Political Risks: The Property is located in New York, New York. New York City and New York State have adopted, and may in the future adopt, a variety of laws, regulations, and policies affecting real estate, including building codes, zoning and land-use regulations, environmental and climate-related requirements, tax policies, rent-regulation regimes (which could affect any rental operations), tenant-protection rules, and other measures. Changes in these laws or policies, or in their interpretation or enforcement, could increase the cost of developing, owning, or operating the Project, reduce demand for units or commercial space, or otherwise adversely affect the value and performance of the Project.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property. Environmental conditions affecting nearby or neighboring properties could also adversely affect the Project.

Liability for Personal Injury: As the owner of real estate in New York City, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries and, during construction, construction-site accidents Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events and may lead to additional resiliency and building-performance requirements that increase costs.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, to fund additional marketing or purchaser incentives, to address delays in sell-out or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital, it might sell Class C Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – taxes, insurance, utilities, security, repairs, maintenance, property management, marketing, and legal and professional fees – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. The Project will also be subject to the Federal Fair Housing Act and applicable New York State and New York City accessibility standards. Complying with the ADA and other accessibility requirements can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project requires ground-up construction. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others. Construction risks can be particularly acute in New York City, where regulatory requirements, union issues, logistics, and neighborhood or community concerns can significantly affect timelines and costs.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class C Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe condominium prices in this neighborhood will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class C Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class C Shares:

- There will be no public market for your Class C Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Class C Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- Under the LLC Agreement, the Class C Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Class C Shares, and these conditions might not be acceptable to you.

- If you want to sell your Class C Shares, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Class C Shares until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class C Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class C Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class C Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class C Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class C Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in the State of New York, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class C Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PL

EASE CONSULT WITH YOUR PROFESSIONAL ADVISORS. IN PARTICULAR, YOU SHOULD CONSULT WITH YOUR OWN LEGAL, TAX, FINANCIAL, AND OTHER PROFESSIONAL ADVISORS BEFORE MAKING AN INVESTMENT DECISION.


EXHIBIT C: REG CF INVESTMENT AGREEMENT
VDX 351 W37 INVESTORS LLC

This is an Investment Agreement, entered into on _____ by and between VDX 351 W37 Investors LLC (the "<u>Company</u>") and _____ ("<u>Purchaser</u>").

Background

I.   The Company is offering for sale certain of its securities on www.SmallChange.co (the "<u>Platform</u>").

II.   The Company and its members are parties to an agreement captioned "VDX 351 W37 Investors LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "<u>Disclosure Document</u>"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

  2.1.   **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company limited liability company interests designated as _____ [Number of Shares] "Class C Shares" for _____ [Purchase Price] (the "<u>Shares</u>").

  2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6.   **Your Promises**. You promise that:

6.1.   **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay for any damages, including attorneys' fees incurred in defending against any claims.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if any of the principals of the Company have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities and non-governmental financial regulatory organizations if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such entities pursuant to applicable laws, regulations, or policies.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. If any person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document, you understand that such statements are not to be relied upon.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11.   **Arbitration**.

    11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

    11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in the State of New York, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

    11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION OR LITIGATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at shahn@vandrax.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

17.1.   **No Transfer**. You may not transfer your rights or obligations.

17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: VDX 351 W37 Investors LLC

BY: VDX 351 W37 Owner LLC

By: _____

   Shahn Christian Andersen, Manager

EXHIBIT D: LIMITED LIABILITY COMPANY AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT
VDX 351 W37 OWNER, LLC

This is an Agreement, entered into and effective on __Dec 12, 2025__, by and among VDX 351 W37 Owner LLC, a Delaware limited liability company (the "Company"), VDX 351 W37 Investors LLC, a Delaware limited liability company, (the "Crowdfunding Vehicle"), Shahn Christian Andersen, (the "Manager"), and the persons who purchase Class A, B or C Shares following the date of this Agreement (the "Class A Members" "Class B Members" or "Class C Members", as applicable), which may include the Manager and its affiliates. The Class A Members, Class B Members, and Class C Members are sometimes referred to as "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "VDX 351 W37 Owner LLC" and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to acquire, own, develop, manage, lease and ultimately sell 349 & 353 West 37th Street, Hudson Yards, New York, NY (the "Property"), as described more fully in the Disclosure Packet and Form C of the Company filed with the SEC and available on www.smallchange.co, (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Contributions of Members**. Only Class A Members, Class B Members, and Class C Members shall be required to contribute capital to the Company. The Manager shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions." For the avoidance of doubt, Class B Members and Class C Members shall have no obligation to contribute capital other than their initial capital contribution, which, in the case of the Class B Member shall be four million dollars ($4,000,000), to be made immediately following, and from the proceeds of the sale of the Property to the Company. The initial capital contribution of the Class C Members shall be comprised of the total sale proceeds of the Class C Shares.

2.2. **Capital Calls**.

2.2.1.   **In General**. If the Manager determines that the Company requires additional capital (the amount of such additional capital being referred to as a "Deficiency"), then the Manager may, but shall not be required to, request from each Class A Member an additional Capital Contribution equal to the amount of the Deficiency multiplied by the fraction, the numerator of which is the number of Class A Shares owned by such Class A Member and the denominator of which is the total number of Class A Shares then issued and outstanding (such fraction being referred to as such Class A Member's "Contribution Percentage"). Each Class A Member shall contribute his, her, or its share of the Deficiency, as so calculated, within thirty (30) business days following notice from the Manager.

2.3.   **Other Required Contributions**. Except as provided in section 2.1 and section 2.2, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.4.   **Loans**.

2.4.1.   **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.4.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.5. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.5.1. No Member shall be required to contribute any additional capital to the Company;

2.5.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.5.3. No Member shall be required to make any loans to the Company;

2.5.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.5.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.5.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.5.7. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.6. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by 1,000,000 "Shares," of which 820,000 shall be denominated as "Class A Shares", 90,000 shall be denominated as "Class B Shares" and 90,000 shall be denominated as "Class C Shares." All of the Class A Shares shall be owned by the VDX 351 W 37 Members, LLC, all of the Class B Shares shall be owned by VDX 351 W37 Owner LLC. and all of the Class C Shares shall be owned by VDX 351 W37 Investors, LLC. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

3.2.   **Preemptive Rights**.

3.2.1.   **In General**. Before issuing New Shares (irrespective of the Class of such New Shares), the Manager shall notify each Class A Member, including in such notice the rights and preferences of the New Shares, the price of each New Share, the aggregate number of New Shares the Manager is seeking to sell, each Class A Member's *pro rata* number of New Shares (based on the respective Capital Contributions of the Class A Members), how the proceeds from the sale of New Shares will be used. Each Class A Member shall, within fifteen (15) business days of such notice, notify the Manager of the aggregate number of New Shares such Class A Member wishes to purchase, if any. If a Class A Member fails to respond to the Manager's notice by the close of business on the fifteenth (15th) business day following the date of the Manager's notice, such Class A Member shall be deemed to have declined to purchase any New Shares.

3.2.2.   **Allotment**. If Class A Members wish to purchase fewer than all of the New Shares the Manager is seeking to sell, then each Class A Member shall purchase the number of New Shares such Class A Member specified in his, her, or its response, and the remaining New Shares may be sold to third parties. If Class A Members wish to purchase more than all of the New Shares the Manager is seeking to sell, then (i) each Class A Member shall be entitled to purchase that number of New Shares equal to the lower of (A) his, her or its *pro rata* number of New Shares, or (B) the number of New Shares such Class A Member specified in his, her, or its response; and (ii) if there are any New Shares remaining after applying the foregoing clause, then each Class A Member who chose to purchase a number of New Shares in excess of his, her, or its *pro rata* number shall purchase that portion of the remaining New Shares equal to a fraction, the numerator of which is the total number of New Shares such Class A Member specified in his, her, or its response and the denominator of which is the total number of New Shares specified in the responses of all such Class A Members.

3.2.3.   **Restrictions Based on Offering Requirements**. The Manager may limit the rights described in this section 3.2 to Class A Members who satisfy the requirements of an exemption used to offer and sell the New Shares without registration under section 5 of the Securities Act of 1933. For example, if the New Shares are being offered under 17 CFR §230.506(c), the Manager may limit the rights described in this section 3.2 to Class A Members who are then "accredited investors" under 17 CFR §230.501(a).]

3.3.   **Purchase of New Shares by Manager and Affiliates**. Neither the Manager nor its affiliates may purchase New Shares before using good faith efforts to sell such New Shares to unrelated third parties.

3.4.   **Certificates**. The Shares of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.5.   **Registry of Shares**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.6.   **Tokenization of Shares**. The Manager may, but shall not be required to, cause some or all the Shares to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Shares.

3.7.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Definitions**.

4.1.1.   "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.2.   "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3.   "Operating Cash Flow" means cash flow from the ordinary rental operations of the Property (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4.   "Preferred Return" means, with respect to each Class C Member, a cumulative, non-compounded return of 17% per year on such Class C Member's Unreturned Investment, measured from the date the Class A Member's Capital Contribution was released from escrow and transferred to the Company's account.

4.1.5.   "Property" has the meaning set forth in the recitals of this Agreement.

4.1.6. "Reserve Accounts" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.7. "Unreturned Investment" means, with respect to any Member, the amount of such Member's Capital Contribution reduced by the aggregate amount of any distributions such Member has received pursuant to section 4.2.2(d).

4.2. **Distributions**.

4.2.1. **Distributions of Operating Cash Flow**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:

(a) First, to each holder of the Class C Shares until each holder of the Class C Shares has received his, her, or its Preferred Return, and his, her, or its Unreturned Investment through the date of distribution.

(b) Then, to the holders of the Class B Shares; until each holder of the Class B Shares has received his, her, or its return of their Unreturned Investment through the date of distribution.

(c) Then, one hundred percent (100%) to the Class A Members.

4.2.2. **Distributions of Net Capital Proceeds**. Within thirty (30) days after a Capital Transaction or at such other times as the Manager shall determine, the Company shall distribute its Net Capital Proceeds, irrespective of ownership percentage or any internal revenue section or treasury regulation with the respect to such Member's capital account to the contrary as follows:

(a) First, to each holder of the Class C Shares until each holder of the each Class C Shares has received his, her, or its Preferred Return, and his, her, or its Unreturned Investment accrued through the date of distribution.

(b) Then, to the holders of the Class B Shares; until each holder of the Class B Shares has received his, her, or its return of their Unreturned Investment through the date of distribution.

(c) Then, one hundred percent (100%) to the Class A Members.

4.2.3. **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.2.4. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.5. **Reinvestments**. Notwithstanding section 4.1.2 and section 4.1.3, the terms "Net Capital Proceeds" and "Operating Cash Flow" does not include any amounts the Manager elects to reinvest in the Property.

4.2.6. **Other Classes of Interest**. If, pursuant to section 3.1, the Manager creates additional classes of limited liability company interest in the future, the holders of such additional classes shall have such rights to distributions as are set forth when such additional classes are created, notwithstanding sections 4.2.1 and 4.2.2.

4.2.7. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.8. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.3. **Allocations of Profits and Losses**.

4.3.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.3.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.3.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.5. **Pre-distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. **ARTICLE FIVE: MANAGEMENT**

5.1. **Management by Manager**.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Shahn Christian Andersen as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity Mr. Andersen is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the

Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section **5.1.2**, the Manager shall have the power to (i) determine and adjust the price of Shares from time to time; (ii) issue Shares to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Shares to investors, including legal and accounting expenses.

5.6. **Compensation of Manager and Affiliates**.

5.6.1. **Construction Management Fee**. A construction management fee not to exceed 5% of hard costs may be paid out to the Managing Member as part of construction activities for the project.

5.6.2. **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7. **Removal of Manager**. This section left intentionally blank

5.8. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets class(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the

Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.　**Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Member is required to disclose by legal process.

7.　**ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT**

7.1.　**Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.　**Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4.   **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Members or any information regarding the Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5.   **Tax Matters**.

7.5.1.   **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under

Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Transfers by Members**.

8.1.1. **In General**. A Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Shares (the "Transferred Shares"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2. **First Right of Refusal**.

(a) **In General**. In the event a Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Shares (the "Transfer Shares"), then he, she, or it shall notify the Manager, specifying the Shares to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Shares on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Manager elects not to purchase the Transfer Shares or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Manager elects to purchase the Transfer Shares, it shall do so within thirty (30) days.

(3)   If the Manager elects not to purchase the Transfer Shares, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Manager elects to purchase the Transfer Shares in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.3. **Application to Entities**. In the case of a Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.4. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a) A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Shares shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.5. **Rights of Assignee**. Until and unless a person who is a transferee of Shares is admitted to the Company as a Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.6. **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.7. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2. **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Member, neither the Company nor the Manager shall have the obligation to purchase the Shares owned by such Member, nor shall such Member have the obligation to sell his, her, or its Shares. Instead, the legal successor of such Member shall become an assignee of theMember pursuant to section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such an event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Shares.

8.4. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Shares of the Company or, alternatively, all of the issued and outstanding Shares, then, upon notice of the sale or other disposition, each Member, or each Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) if the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the selling Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company; (ii) each Member shall represent that he, she, or it owns his, her, or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (iii) each Member, shall grant to the Manager a power of attorney to act on behalf of such Member, in connection with such sale or other disposition; and (iv) each Member shall receive as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company. For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in section 267(b) of the Code or in section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6. **Mandatory Redemptions**.

8.6.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Shares owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Shares owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3. **Purchase Price and Payment**. In the case of any purchase of Shares described in this section 8.6 (i) the purchase price of the Shares shall be ninety percent (90%) of the amount the Member would receive with respect to such Shares if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.7. **Section 1031 Exchange**. The Manager may exchange the Property for other property in a transaction described in Code section 1031, but only if, in connection with such transaction, each Member is given the option to sell all (but not less than all) his, her, or its Shares back to the Company for an amount equal to the amount such Member would receive if all the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

8.8. **Fair Market Value of Assets**.

8.8.1. **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Shares are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.8.2. **Special Rules**.

(a) **Designation of Representative**. If the Shares of more than one Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Shares owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.8.3. **Cost of Appraisals**. The Company on one hand and the Member(s) whose Shares are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.9. **Withdrawal**. A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Member who transfers Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, or (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Member of all or any portion of his, her or its Shares except that, where the assignee of the Shares owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Member.

11. **ARTICLE ELEVEN: AMENDMENTS**

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6. An amendment that adds to its own obligations or responsibilities;

11.1.7. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9. A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.10.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Member or requiring a Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.4, shall require the consent of the Manager and Members holding a majority of the Shares.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more class of Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Member in that class, provided that any such increase does not decrease the distributions to any other Members in that class. Any such amendment may be affected by a letter agreement between the Manager and the affected Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Members holding at least Twenty Percent (20%) of the Shares entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12.   **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4.   **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10.   **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11.   **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12.   **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Class A Member:
VDX 351 W37 OWNER LLC

By ~~box SIGN   4Q9K2P82-4Z9XWVYL~~
Name: Shahn Christian Andersen
Title: Manager

Class B Member:
VDX 351 W37 OWNER LLC

By: ~~box SIGN   4Q9K2P82-4Z9XWVYL~~
Name: Shahn Christian Andersen
Title: Manager

Class C Member:
VDX 351 W37 Investors LLC
By: VDX 351 W37 OWNER LLC

By ~~box SIGN   4Q9K2P82-4Z9XWVYL~~
Name: Shahn Christian Andersen
Title: Manager

EXHIBIT E: FINANCIAL STATEMENTS




MERCURIUS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of VDX 351 W37 Owner LLC.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of VDX 351 W37 Owner LLC ("the Company"), which comprises the Balance Sheet as of December 31 2025, and the related Statement of Operations, Statement of Stockholders' Equity and cash flows for the period from November 18, 2025 (inception) to December 31, 2025, and the related notes to the financial statements (collectively referred to as "Financial Statements").

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows from November 18, 2025 (inception) to December 31, 2025 ("Period Ended") in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with Generally Accepted Auditing Standards (GAAS), we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India

Date: February 19, 2026

VDX 351 W37 OWNER LLC
Balance sheet
As on December 31, 2025

ASSETS:	December 31, 2025
Current Assets:	
Cash and Cash Equivalents	$ -
Accounts Receivable (net)	$ -
Inventory	$ -
Total Current Assets	$ -
TOTAL ASSETS:	$ -
LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	
Current Liabilities:	
Accounts Payable	$ -
Accrued Liabilities: Professional Fees	$ 1,030
Amount due to Related Party: Shahn Christian Andersen	$ 1,538
Total Current Liabilities	$ 2,568
Members' Equity	
Members' Capital	$ -
Additional Paid in Capital	$ -
Accumulated deficit	$ (2,568)
TOTAL LIABILITIES & OWNER EQUITY	$ -

VDX 351 W37 OWNER LLC
Statement of Operations
November 18, 2025 (Inception) to December 31, 2025

Revenue	Amount	
Gross Revenue	$	-
Cost of Goods Sold	$	-
Gross Profit	$	-
	$	-
OPERATING EXPENSES	$	-
General & Administrative	$	-
Organizational Costs	$	508
Legal & Professional Fees	$	2,060
Total Operating Expenses	$	**2,568**
Income (Loss) from Operations	$	(2,568)
OTHER INCOME / (EXPENSE)		
Interest Expense	$	-
Total Other Income / (Expense)	$	-
NET LOSS	$	(2,568)

VDX 351 W37 OWNER LLC
Statement of Changes in Members' Equity (Deficiency)
November 18, 2025 (Inception) to December 31, 2025

Description	Member Capital		Accumulated Deficit		Total Equity	
Balance at Inception (Nov 18, 2025)	$	-	$	-	$	-
Net Loss	$	-	$	(2,568)	$	(2,568)
Owner Contributions	$	-	$	-	$	-
Balance at December 31, 2025	$	-	$	(2,568)	$	(2,568)

VDX 351 W37 OWNER LLC
Statement of Cash Flows
November 18, 2025 (Inception) to December 31, 2025

Cash Flows from Operating Activities

Net Income (Loss)	$	(2,568)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	$	-
Change in operating assets and liabilities	$	-
Increase in Accrued Liabilities: Professional Fees	$	1,030
Increase in Amount due to related party	$	1,538
Net cash provided by (used in) operating activities	$	-
Cash Flow from Investing Activities		
Net cash used in investing activities	$	-
Cash Flow from Financing Activities		
Member contribution	$	-
Net Cash used in financing activities	$	-
Net Change in cash and cash equivalents	$	-
Beginning Cash Balance	$	-
Ending Cash Balance	$	-

VDX 351 W37 OWNER LLC
Notes to Financial Statements - December 31, 2025

Note 1 - Nature of operations
VDX 351 W37 OWNER LLC (the "Company") was incorporated in the State of Delaware in 2025. Through December 31, 2025 the Company has been primarily working to develop a real estate project in Manhattan, NYC. This project is intended to be a 24-story residential condominium which shall be for sale.

Note 2 - Summary of significant accounting policies
Significant accounting policies followed by VDX 351 W37 OWNER LLC in the preparation of the accompanying financial statements are summarized below:

Basis of accounting

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on the accrual basis of accounting, recognizing income when earned and expenses when incurred.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and uncertainties

The Company has limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. Adverse conditions, which could be caused by factors beyond the Company's control, may include recession, downturn or otherwise, local competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company will need to secure additional funding in order to become fully operational.

Cash & Cash Equivalent

For purposes of the financial statements, the Company considers all highly liquid investments with initial maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2025.

Research and development

The Company expenses research and development costs as they are incurred.

Income Taxes

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements. Any uncertain tax position taken by a member is not an uncertain position of the Company. In accordance with the Agreement, to the extent possible without impairing the Company's ability to continue to conduct its business and activities, and in order to permit its members to pay taxes on the taxable income of the Company, the Company would be required to make distributions to the members in the amount equal to the estimated tax liability of the members.

Revenue recognition

The Company accounts for revenue in accordance with The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 606"), Revenue from Contracts with Customers ("ASC 606"). The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable, and collectability is reasonably assumed. The Company had not recognized any revenue through December 31, 2025.

Note 3 – Related Party Transaction

Nature of Relationship: Shahn Andersen is the Manager.

Transaction Details: The Manager paid organizational costs on behalf of the Company.

Amount: The specific amounts - $254 for each entity.(VDX 351 W57 Owner LLC & VDX 351 W57 Investors LLC)

Terms of Repayment: The amount is non-interest bearing and is payable upon the successful closing of the Company's crowdfunding offering.

Closing Amount as on Reporting Date: $1,538 (includes professional Fees paid by Shahn Christian Andersen).

Note 4 – Stockholder's interest

During 2025, the Managing Member, Shahn Christian Andersen, personally paid for certain organizational and professional expenses on behalf of the Company. These payments include Delaware state formation fees and a portion of professional audit fees totaling **$1,538**.

The amounts are non-interest-bearing, unsecured, and due on demand. The Company intends to reimburse the Managing Member for this expenditure from the proceeds of its planned Regulation Crowdfunding capital offering.

Note 5 - Stockholder's equity

As of the date December 12, 2025 of LLC Agreement, the limited liability company interests of the Company shall be denominated by 1,000,000 "Shares," of which 820,000 shall be denominated as "Class A Shares", 90,000 shall be denominated as "Class B Shares" and 90,000 shall be denominated as "Class C Shares." All of the Class A Shares shall be owned by the VDX 351 W 37 Members, LLC, all of the Class B Shares shall be owned by VDX 351 W37 Owner LLC. and all of the Class C Shares shall be owned by VDX 351 W37 Investors, LLC. The Manager may create additional classes of limited liability company interests in the future, with such rights and preferences as the Manager may determine in its sole discretion ("New Shares").

Note 6 - Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Note 7 - Going Concern

These financial statements are prepared on a going concern basis. The Company began operation in 2025 and has not realized any revenue. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Note 8 - Subsequent events

Management has evaluated subsequent events through December 31 2025, the date on which the financial statements were made available to be issued.

While not being in place prior to December 31, 2025 there is a possible future indebtedness to Hanover Capital in the approximate amount of $20 Million that the company may enter into to secure the purchase of land for a real estate development.

While not being in place prior to December 31, 2025 the company does plan to raise capital through an Anticipated Crowdfunding Offering. This crowdfunding is expected to be in an amount of $3.5M and will be used for a real estate development.

EXHIBIT F: ISSUER CROWDFUNDING VEHICLE LLC AGREEMENT

VDX W37 INVESTORS LLC

ISSUER CROWDFUNDING VEHICLE LLC AGREEMENT

This is an Agreement, entered into effective on December 13, 2025, by and among VDX 351 W37 Investors LLC, a Delaware limited liability company (the "Company"), VDX 351 W37 Owner LLC, a Delaware limited liability company (the "Issuer"), and the persons who acquire interests in the Company following the date hereof (the "Members").

Background

I.   The Issuer and the Company are together engaged in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "Reg CF Offering") and have filed a Form C with the Securities and Exchange Commission (the "Form C").

II.   The Members own all the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act"). The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "VDX 351 W37 Investors LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The sole purpose of the Company shall be to acquire an interest in the Issuer (the "Issuer LLC Interest") pursuant to the Limited Liability Company Agreement of the Issuer dated December 12, 2025 (the "Issuer LLC Agreement") and serve as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of the Issuer.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS FROM MEMBERS**

2.1. **Initial Contributions**. Each Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Member. The contributions of the Members are referred to as "Capital Contributions."

2.2. **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**. The Company may not borrow money from Members.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.5. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.6. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **Undertakings of Issuer**. Except as provided in section 6.4, the Issuer shall pay directly or reimburse the Company for all expenses associated with the formation, operation, or winding up of the Company and, if a third party is engaged to manage or operate the Company, shall pay the compensation of such third party.

2.6. **No Third Party Beneficiaries**. Any obligation or right of the Members or the Issuer to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1. **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." The Percentage Interest of each Member shall be equal to a percentage calculated by dividing the Capital Contribution of such Member by the aggregate Capital Contributions of all of the Members.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member, and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. All distributions by the Company shall be made *pro rata* among the Members based on the Capital Contribution of each Member.

4.1.2.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.3.   **Assets Distributed In Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.4.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.5.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.3.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

4.2.4.   **Electronic Delivery.** By signing this document, you are consenting to receiving your annual K-1(s) electronically, by email or other such means. Your signature on this document is an affirmative consent to electronic delivery and that the required IRS procedures for K-1 distribution have been followed. Your tax documents will be password protected.

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). The Issuer shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. Except as otherwise provided in this section 5.1, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Limitations on Manager**. Notwithstanding section 5.1.2, the Manager shall not take any action that may not be taken by a crowdfunding vehicle or omit to take any action required to be taken by a crowdfunding vehicle.

5.1.4. **Matters Requiring Consent of Members**. Notwithstanding section 5.1.2, the Manager shall seek instructions from the Members with regard to participating in tender or exchange offers or similar transactions conducted by the Issuer and shall cause the Company to participate in such transactions only in accordance with the consent of Members owning a majority of the Percentage Interests.

5.2. **Resignation and Replacement**. A Manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.3. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.5. **Reliance of Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

5.6. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.7. **Compensation of Manager**. The Manager shall not be entitled to compensation for its services as the manager of the Company.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "<u>Covered Person</u>" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c)   **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d)   **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine;

provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Member is required to disclose by legal process.

6.4. **Assertion of Rights**. Any Member may, by giving notice to the Manager, direct the Company to assert, on behalf of such Member, any rights under state and federal law that such Member would have if such Member had invested directly in the Issuer rather than through the Company. The Member directing the Company to assert such rights on such Member's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Member had invested in the Issuer directly.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Information from Issuer**. The Company shall promptly provide to each Member any information the Company receives from the Issuer as a member of the Issuer, including but not limited to all disclosures, reports, and other information.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Members or any information regarding the Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6. **Tax Matters**.

7.6.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.6.2. **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Member shall sell, transfer, assign or encumber all or any portion of his, her, or its Percentage Interest, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his, her, or its Percentage Interest, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **Prohibited Transfers**. No transfer of a Percentage Interest shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, or (ii) result in "benefit plan investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, twenty five percent (25%) or more of the value of any class of equity interests in the Company.

8.1.3.   **First Right of Refusal**.

(a)   **In General**. In the event an Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b)   **Special Rules**. The following rules shall apply for purposes of this section:

(1)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2)   If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3)   If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4)   If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4.   **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5.   **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

       (a)   A transfer to or for the benefit of any spouse, child or grandchild of an Member, or to a trust for their exclusive benefit;

       (b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

       (c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

provided, *however*, that in the case of a transfer pursuant to section 8.1.5(a), (i) the transferred Shares shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

    8.1.6.   **Application to Certain Entities**. In the case of an Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

    8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

    8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

    8.3.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

    8.4.   **Withdrawal**. An Member may withdraw from the Company by giving at least ninety (90) days notice to the Manager. The withdrawing Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Member who transfers his, her, or its Percentage Interest pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1. **Dissolution**. The Company shall be dissolved only upon (i) the dissolution of the Issuer, (ii) the sale or other disposition of all of the Issuer LLC Interest, or (iii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3. **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Member, with power and authority to act in the name and on behalf of each such Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Members by the signature of the Manager acting as attorney-in-fact for all of the Members, together with a list of all Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Member.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5.   An amendment that adds to Manager's own obligations or responsibilities;

11.1.6.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Issuer;

11.1.7. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.8. A change to facilitate the trading of Percentage Interests, including changes required by law or by the rules of a securities exchange;

11.1.9. A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11. A change that the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9.

11.1.12. An amendment that conforms to the Form C;

11.1.13. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.14. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the Percentage Interests.

11.3. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1. An amendment deleting or modifying any of the amendments already listed in this section 11.3;

11.3.2. An amendment that would require any Member to make additional Capital Contributions; and

11.3.3. An amendment that would impose personal liability on any Member.

11.4. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the Percentage Interests, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12.   **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service, or (ii) on the date transmitted by electronic mail, unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox, to the principal business address of the Company, if to the Company or the Issuer, to the email address of a Member provided by such Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Dropbox, or other means.

12.3.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4.   **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.7.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Members**. It is anticipated that this Agreement will be executed by Members through the execution of a separate Investment Agreement.

12.11. **Legal Representation**. The Company and the Manager have been represented by Lex Nova Law LLC in connection with the preparation of this Agreement. Each Member (i) represents that such Member has not been represented by Lex Nova Law LLC in connection with the preparation of this Agreement, (ii) agrees that Lex Nova Law LLC may represent the Company and/or the Manager in the event of a dispute involving such Member, and (iii) acknowledges that such Member has been advised to seek separate counsel in connection with this Agreement.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

VDX 351 W37 Investors LLC

By: **VDX 351 W37 Owner LLC,** As Manager

By   box SIGN   4Q9K2P82-46VP6Z88

Shahn Christian Andersen, Manager

V**DX 351 W37 Owner LLC**

By   box SIGN   4Q9K2P82-46VP6Z88

Shahn Christian Andersen, Manager

EXHIBIT G: BUSINESS PLAN



The Westvue NY is a planned 24-story residential tower in Hudson Yards East, Manhattan, featuring 115 residential and one retail condominium unit.



Lower Price

15-25%

Target sale prices are 15 - 25% lower than similar market rate projects

Eight or more institutional venture-capital-backed robotics companies working on the project





Label: F41
Label: F41

The Project site is located near the corner of 9th Avenue and 37th Street, 349 - 353 West 37th Street



9,875 sq. feet

Two lots of 50' x 98.75' for a total lot size of 100' x 98.75' and 9875 squae feet



Near the corner of 9th Avenue and 37th Street, 349 - 353 West 37th Street



YOTEL New York Times Square
Manhattan Plaza
Birdland Jazz Club
Broadway
North Javits
New York Marriott Marquis
Pod Times Square
Times Square
11th Ave
10th Ave
Dyer Ave
7th Ave
W 46th St
W 42nd St
8th Ave
W 37th St
Javits Center
Madame Tussauds New York
Casablanca Hotel
Top rated
W 35th St
W 36th St.
W 34th St.
W 39th St
W 40th St
W 42nd St
6th Ave
W 44th St
W 43rd St
Joe's Pizza Broadway
42 St - Bryant Pk / 5 Av
W 38th St
9th Ave
Vessel
Edge NYC
B&H Photo Video
Bryant Park
5th Ave
W 31st St
W 29th St
W 28th St
Penn Station
Madison Square Garden
Macy's
Loftey
Real Savings on NYC Rentals
E 40th St



This project proposes to add 115 residential units at the edge of Manhattan's Hudson Yards neighborhood

The targeted average unit pricing of approximately $1,750 per square foot is 15-25% below the average market price

15 - 25% ⤵

$1,750 per square foot



24-36 months

The construction timeline is estimated at 24 to 36 months from the commencement of construction

The project's estimated timeline



April 2026

Condominium approval



The project's estimated timeline



May 2026

Condo Pre-Sales begin



May 2026

Building permit approved



July 2026

Completion of pre-construction



The project's estimated timeline



August 2026

Demolition begins



September 2026

Construction starts





Albert Nigri

Albert Nigri and his Company, Summit Assets, joins Shahn on the Westvue team as co-builder.

SUMMIT EQUITY
INVESTMENTS

Construction management



About the Market

$2,100 ↗ $2,500

Hudson Yards has historically experienced low residential vacancy and higher median incomes than the national average. Recent condominium sales in the area ranged between approximately $2,100 and $2,500 per square foot

Note: All figures are estimates and subject to change.



Sources

Total Sources: $132,620,050

Senior Lender...$82,350,000

PACE / Mezz Financing..................................$23,270,050

Sponsor Equity...$10,000,000

Imputed Equity Contribution.........................$17,000,000

Total acquisition and development costs of approximately $132.62 million are planned to be financed by a senior lender, providing a $82.35 million loan, $23.27 million in mezzanine financing by PACE, $10 million in sponsor equity with an additional $17 million in investor equity, some of which will be raised through this Offering.



Use of Funds

Land Purchase	$24,000,000
Imputed Equity at Loan Closing	$17,000,000
Hard Cost Budget	$65,500,000
Soft Cost Budget	$3,654,000
Additional Air Rights	$7,000,000
Origination Fee	$230,000
Mortgage Broker Fee	$350,000
Senior Interest Reserve	$11,776,050
PACE Interest Reserve	$2,750,000
Mortgage Recording Tax	$360,000
Total Uses	**$132,620,050**



The Company is offering securities for sale through this Offering on the following terms

The project's estimated timeline


Security Type
Class C Shares (Limited Liability Company membership interests)


$1,000
Minimum Investment
$1,000 (additional investments in $500 increments)


$1,500,000
Minimum Offering Goal


$3,500,000
Maximum Offering Goal


Use of Proceeds
Land acquisition, construction costs, project soft costs (professional fees), and platform fees